October 20, 2006


  Re: Rule 22c-2 - Clarification of Responsibilities and Addendum to Agreement


Dear Sir or Madam:

         As you may know, in March 2005, the Securities and Exchange Commission ("SEC") adopted new Rule 22c-2 under the Investment Company Act of 1940 (the "Rule"). THIS RULE REQUIRES COMPLIANCE BY OCTOBER 16, 2006.

         The Rule requires most open-end investment companies ("funds") or their distributor to enter into agreements with financial intermediaries (such as broker-dealers, banks, insurers, and retirement plan administrators) that hold shares on behalf of other investors in what the financial industry commonly calls "omnibus accounts." These agreements require the intermediary to provide the funds (or their distributor) access, upon request, to information about underlying shareholder transaction activity in these omnibus accounts.

         You (the "Intermediary") have entered into a selling and/or service agreement (the "Agreement") with ABN AMRO Distribution Services (USA), Inc. (the "Distributor"), the distributor for the ABN AMRO Funds (the "Fund"), and thus you appear to be a financial intermediary covered by the Rule. In order to comply with the terms of the Rule, the Distributor is requesting that the Agreement be amended to include the following provisions.


         Shareholder Information



1. Agreement to Provide Information. The Intermediary agrees to provide to the Fund, upon written request of the Distributor or the Fund (or their authorized affiliates), the taxpayer identification number ("TIN"), if known, of any or all holders of Shares ("Shareholders") of the account and the amount, date, name or other identifier of any investment professional(s) associated with the Shareholder(s) or account (if known), and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Shares held through an account maintained by the Intermediary during the period covered by the request. Intermediary shall be responsible for providing such information whether or not the Shareholder information is held directly on the books and records of the Intermediary as provided in Paragraph 1.1.2 below.



     1.1 Period Covered by Request. Requests must set forth a specific period for which transaction information is sought, which generally will not exceed ninety (90) days from the date of the request. With the written

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          agreement of the Intermediary, the Distributor and/or the Fund may
          request transaction information older than ninety (90) days from the date of the request as it deems necessary to investigate compliance with policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by the Fund.


     1.2 Form and Timing of Response. The Intermediary agrees to transmit the requested information that is on its books and records to the Fund (or its authorized agent) promptly, but in any event not later than five
          (5) business days, after receipt of a request. If the requested information is not on the Intermediary's books and records, the Intermediary agrees to (within five (5) business days): (i) provide or arrange to provide to the Fund the requested information from Shareholders who hold an account with an indirect intermediary; or
          (ii) if directed by the Distributor or the Fund, block further purchases of Fund Shares from such indirect intermediary. In such instance, the Intermediary agrees to inform the Distributor and the Fund whether it plans to perform (i) or (ii). Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the parties. To the extent practicable, the format for any transaction information provided to the Fund will be consistent with the NSCC Standardized Data Reporting Format or other industry standard data reporting format. For purposes of this provision, an "indirect intermediary" has the same meaning as in the Rule.


     1.3 Limitations on Use of Information. The Distributor and its affiliates, including PFPC Inc., agree not to use the information received for marketing or any other similar purpose without the Intermediary's prior written consent. Separately, the Fund has provided written assurances to the Distributor that the Fund will not use the information received for marketing or any other similar purpose without the Intermediary's prior written consent.


2. Agreement to Restrict Trading. The Intermediary agrees to execute written instructions from the Distributor or the Fund to restrict or prohibit further purchases or exchanges of Shares by a Shareholder that has been identified by the Distributor or the Fund as having engaged in transactions of the Fund's Shares (directly or indirectly through an account with the Intermediary) that violate policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by the Fund.



     2.1 Form of Instructions. Instructions to restrict trading must include the Shareholder(s)' TIN, if known, and the specific restriction(s) to be executed. If the TIN is not known, the instructions must include an equivalent identifying number of the Shareholder(s) or account(s) or other agreed upon information to which the instruction relates.

     2.2 Timing of Response. The Intermediary agrees to execute instructions as soon as reasonably practicable, but not later than five (5) business days after receipt of the instructions by the Intermediary.


     2.3 Confirmation. The Intermediary will provide written confirmation to the Distributor and the Fund that instructions have been executed. The Intermediary agrees to provide confirmation as soon as reasonably practicable, but not later than ten (10) business days after the instructions have been executed.



     Please note that in accordance with the Rule, this amendment must be executed by an appropriate signatory of your firm and returned to the undersigned NO LATER THAN OCTOBER 16, 2006 OR SUCH LATER DATE AS THE SEC MAY DESIGNATE AS THE DATE BY WHICH MUTUAL FUNDS MUST BE IN COMPLIANCE WITH RULE 22C-2. If you have any questions concerning the amendment, please contact Christine Mason at (610) 382-8564 immediately. If you have not entered into a suitable addendum on this topic by October 16, 2006, or any SEC amended rule effectiveness date thereafter, we and/or the Fund may be required to reject any subsequent purchase transactions and possibly terminate the Agreement.

     Should you have any questions, please contact the undersigned at (610) 382-8618.


                                   Sincerely,


                                   Bruno DiStefano
                                   Vice President
                                   ABN AMRO Distribution Services (USA), Inc.

Agreed to and Accepted:

SECURITY DISTRIBUTORS, INC.


By: Greg Garvin
Title: President